UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)
                       (Amendment No.  2)*

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)



             Gabelli Global Multimedia Trust Inc
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                             -------
                        (Name of Issuer)

                 Common Stock, $0.001 par value
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                             -------
                 (Title of Class of Securities)

                            36239Q109
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                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment LLC
              7050 S. Union Park Center, Ste. 590
                       Midvale, UT 84047
                         (801) 568-1400
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                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                       March 22, 2011
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                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), (f) or (g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the "purpose" of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                   (Continued on following pages)








CUSIP No.  - 36239Q109

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [X ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO, WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE


NUMBER OF       7       SOLE VOTING POWER
SHARES                   411,668 shares
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                411,668 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 411,668 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%

14      TYPE OF REPORTING PERSON*
        OO







1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO, PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA


NUMBER OF           7     SOLE VOTING POWER
SHARES                    411,669
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 411,669
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 411,669

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%

14     TYPE OF REPORTING PERSON*
        IN








1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     152,659
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  152,659
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 152,659

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.1%

14      TYPE OF REPORTING PERSON*
         PN









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT TOTAL RETURN PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     101,814
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  101,814
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 101,814

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%

14     TYPE OF REPORTING PERSON*
        PN










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT TOTAL RETURN FUND, LTD

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       CAYMAN ISLANDS

NUMBER OF           7     SOLE VOTING POWER
SHARES                     156,167
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  156,167
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 156,167

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.2%

14     TYPE OF REPORTING PERSON*
        CO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       JOSHUA MASSEY

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                       1,900
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                    79,826
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)   79,826

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%

14     TYPE OF REPORTING PERSON*
        IA











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       DAVID MASSEY

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    1,900
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 1,900
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5) 1,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%

14     TYPE OF REPORTING PERSON*
        IN











The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.


ITEM 2.   IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated to read as follows:

As disclosed herein, Joshua Massey and David Massey have ceased to be members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2 to the Schedule 13D. The remaining Reporting Persons have ceased to be the beneficial owners of more than 5% of the Shares of the Issuer and, accordingly, no further filings on Schedule 13D are presently required.



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 411,668 Shares beneficially owned by WILLC is approximately $2,667,484 (including brokerage commissions). The Shares beneficially owned by WILLC consist of 1,028 Shares that were acquired with WILLC's working capital, 152,659 Shares that were acquired with WIHP's invested capital, 101,814 Shares that were acquired with WITRP's invested capital and 156,167 Shares that were acquired with WITRL's invested capital. The aggregate purchase price of the 1 Share owned directly by Mr. Lipson is $5. Mr. Lipson acquired his Share with personal funds.

The aggregate purchase price of the 79,826 Shares in the segregated client accounts which are beneficially owned by Joshua Massey is approximately $565,453 (excluding brokerage commissions). The Shares in the segregated client accounts were acquired with invested capital.

The aggregate purchase price of the 1,900 Shares owned by David Massey is approximately $12,160 (excluding brokerage commissions). David Massey acquired his Shares with personal funds.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) is hereby amended and restated to read as follows:

(a). and (b). The aggregate percentage of Shares reported owned by each person named herein is based upon 13,575,669 Shares outstanding as of December 31,2010, as reported in the Issuer's Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on March 9, 2011.

As of the close of business on March 23, 2011, WIHP, WITRP and WITRL beneficially owned 152,659, 101,814 and 156,167 Shares, respectively, representing approximately 1.1%, less than 1% and 1.2%, respectively, of the Shares outstanding. WILLC, as the investment manager of WITRL and the general partner of each of WIHP and WITRP, beneficially owned 411,668 Shares. Mr. Lipson, as the managing member of WILLC, is deemed to beneficially own the 411,668 Shares beneficially owned by WILLC, in addition to 1 Share owned directly by Mr. Lipson, constituting approximately 3.0% of the Shares outstanding. Neither WILLC, Mr. Lipson, WIHP, WITRP, nor WITRL has voting or dispositive control over the Shares beneficially owned by Joshua Massey or David Massey. Neither WIHP, WITRP, nor WITRL has voting or dispositive control over the Shares owned directly by each other or the Shares owned directly by WILLC or Mr. Lipson.

As of the close of business on March 23, 2011, Joshua Massey is deemed to beneficially own the 79,826 Shares owned by the segregated client accounts, and 1,900 Shares owned by David Massey, representing less than 1% of the Shares outstanding. As of the close of business on March 23, 2011, David Massey owned 1,900 Shares, representing less than 1% of the Shares outstanding. Neither Joshua Massey nor David Massey has voting or dispositive control over the Shares beneficially owned by WILLC, Mr. Lipson, WIHP, WITRP, or WITRL.


Item 5(c) is hereby amended to add the following:

(c) Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.


Item 5(e) is hereby amended and restated to read as follows:

(e). As of March 23, 2011, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.







                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 24, 2011

                       WESTERN INVESTMENT LLC

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN PARTNERS LP
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN FUND LTD
                       By: Western Investment LLC,
                       its Investment Manager

                       By: /s/ Arthur D. Lipson, Managing Member


                       /s/ Arthur D. Lipson
                       ___________________
                       ARTHUR D. LIPSON



                       /s/ Joshua Massey
                       ___________________
                       JOSHUA MASSEY


                       /s/ David Massey
                       ___________________
                       DAVID MASSEY












                           SCHEDULE B

           Transaction Code    Quantity    Trade Date    Price
WIHP        Sell                   400     01/28/2011    $8.5721
            Sell                41,500     03/22/2011    $8.5308
            Sell                 3,100     03/22/2011    $8.4919
            Sell                38,000     03/23/2011    $8.3567
            Sell                31,600     03/23/2011    $8.3865


WITRL       Sell                   400     01/28/2011    $8.5721
            Sell                41,300     03/22/2011    $8.5306
            Sell                 3,100     03/22/2011    $8.4903
            Sell                38,830     03/23/2011    $8.3565
            Sell                32,485     03/23/2011    $8.3863


WITRP       Sell                   500     01/28/2011    $8.5721
            Sell                41,328     03/22/2011    $8.5308
            Sell                 3,071     03/22/2011    $8.4919
            Sell                25,300     03/23/2011    $8.3567
            Sell                21,000     03/23/2011    $8.3864


MR LIPSON   NONE


J MASSEY    Buy                  600       02/15/2011    $8.7617
            Buy                  200       02/25/2011    $8.6750


D MASSEY    NONE